Exhibit 23.1

                          Independent Auditors' Consent

The Board of Directors
VaxGen, Incorporated

We consent to the use of our report dated January 31, 2002, except as to Note 12, which is as of February 25, 2002, with respect to the balance sheets of VaxGen, Incorporated (a development stage enterprise) as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity (deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001 and for the period from November 27, 1995 (inception) through December 31, 2001, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.


/s/ KPMG LLP
Mountain View, CA
December 10, 2002